

02021458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23412

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
REGENCY SECURITIES INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
122 N HARBOR Blvd #200
(No. and Street)
FULLERTON (City) CA (State) 92832-1859 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LARRY BELTRAMO 949-752-3117
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LAI, JERRY T.
(Name — *if individual, state last, first, middle name*)
20 CORPORATE PARK #135 (Address) IRVINE (City) CA (State) 92606 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LARRY F. BELTRAMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REGENCY SECURITIES, INC, as of FEBRUARY 23rd, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

Pres.

Title

Notary Public

M. LAHER
COMM. #1297475
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Exp. Mar. 17, 2005

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Orange } ss.

On Feb 23rd 2002 before me, M. Laher, Notary Public
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Larry F. Beltramo,
Name(s) of Signer(s)

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

M. LAHER
COMM. #1297475
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Exp. Mar. 17, 2005
AVR1

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report, Oath,

Document Date: February 23rd 2002 Number of Pages: 2

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer

Signer's Name: Larry F. Beltramo

☐ Individual
☒ Corporate Officer — Title(s): President
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: N/A

Signer Is Representing: N/A

RIGHT THUMBPRINT OF SIGNER
Top of thumb here


SEC MAIL
RECEIVED
PROCESSING
MAR 1 2 2002
WASH, D.C.
366
SECTION

REGENCY SECURITIES, INC.

Financial Statements

Years ended December 31, 2001 and December 31, 2000

TABLE OF CONTENTS

JERRY T. LAI, CPA, MBA
AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Regency Securities, Inc.
Irvine, California

I have audited the accompanying balance sheets of Regency Securities, Inc., as of December 31, 2001 and 2000, and the related statements of income (loss) and retained earnings and cash flows for the years then ended. These statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regency Securities, Inc., as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the statements of changes in stockholder's equity, computation of basic net capital requirement, computation of net capital and reconciliation of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

JERRY T. LAI, CPA, MBA
February 22, 2002
Irvine, California

REGENCY SECURITIES, INC.

BALANCE SHEETS

ASSETS

	December 31, 2001	December 31, 2000
Current assets:		
Cash	$ 13,664	$ 12,961
Interest receivable	43	62
Solicitor's fee receivable	4,826	1,309
Total assets	$ 18,533	$ 14,332

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Current liabilities:		
Commissions payable	$ 4,098	$ 1,093
Stockholder's equity:		
Common stock-par value of $10, authorized 2,000 shares; issued and outstanding 1,000 shares	10,000	10,000
Retained earnings	4,435	3,239
Total stockholder's equity	14,435	13,239
Total liabilities and stockholder's equity	$ 18,533	$ 14,332

See notes to financial statements.

REGENCY SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

	For the years ended December 31,	
	2001	2000
REVENUES:		
Solicitor's fee income	$ 664,503	$ 673,564
Commission income	326,100	437,234
Registration fee income	-	172
Interest income	426	557
	991,029	1,111,527
EXPENSES:		
Commission expense	978,958	1,099,860
Other operating expenses	10,075	10,643
	989,033	1,110,503
INCOME BEFORE INCOME TAXES	1,996	1,024
Income taxes	800	800
NET INCOME	1,196	224
RETAINED EARNINGS, BEGINNING OF YEAR	3,239	3,015
RETAINED EARNINGS, END OF YEAR	$ 4,435	$ 3,239

See notes to financial statements.

REGENCY SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For the years ended December 31,	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,196	$ 224
Noncash items included in net income		
(Increase) Decrease in:		
Interest receivable	19	(10)
Accounts receivable	(3,517)	(1,309)
Increase (Decrease) in:		
Commissions payable	3,005	1,093
Net cash provided (used) in operating activities	703	(2)
CASH AT BEGINNING OF PERIOD	12,961	12,963
CASH AT END OF PERIOD	$ 13,664	$ 12,961

See notes to financial statements.

REGENCY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1. Organization:

Regency Securities, Inc. (the Company) was incorporated on December 1, 1978 under the laws of the state of California. The Company is an introductory firm that only deals in investment company shares such as mutual funds, variable annuities and variable life. As an introductory firm the Company does not hold securities for its clients nor do any other organizations hold securities on behalf of the Company.

On January 26, 1979, the Company received approval from the Securities and Exchange Commission to conduct operations as a broker-dealer.

On February 15, 1979, the Company received approval from the Department of Corporations, State of California, to conduct operations as a broker-dealer.

On January 16, 1996 the NASD District Business Conduct Committee approved Regency Securities Inc. request to:

A. Change the firm's business to include the wholesale and retail sales of redeemable investment company shares and variable contracts on a subscription or application basis only.

B. To increase the number of branch offices to two (2). The number of branch offices was reduced back to one (1) in year 2000.

C. To increase the number of registered representatives to fifteen (15).

Summary of Accounting Policies:

A. Basis of Accounting: The accompanying financial statements are prepared on the accrual basis of accounting.

B. Revenue Recognition: The nature of income is generated from doing business in the retail sales of redeemable investment company shares and variable contacts on a subscription or application basis only. Securities transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction date.

C. Use of Estimates: Management of the Company has made estimates relating to the reporting of assets at the balance date and reporting of income during the period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates even though the differences should be insignificant.

REGENCY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

2. Related Party Transactions:

The following transactions occurred between the Company and the sole shareholder:

A. The office rents and other miscellaneous office expenses in the amount of $8,938 was paid by the shareholder in 2001 to compensate his personal utilization of office space, furniture and equipment.

B. The Company paid commission in the amount of $134,798 to the shareholder based on the agreed-upon percentage of the stock sales closed by the shareholder.

3. Net Capital Requirements:

Under Rule 15c3-1(a)(2) of the Securities and Exchange Commission, the Company is required to maintain net capital of $5,000. Under Rule 15c3-1(a)(1) of the Securities and Exchange Commission, aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. The Company was in compliance with these requirements. Specifically, at December 31, 2001 the Company had excess net capital of $9,435 and indebtedness of $4,098, and at December 31, 2000 the Company had excess net capital of $8,177 and indebtedness of $1,093.

3. Common Stock:

On March 1, 1983, the stockholders and board of directors authorized and approved the recapitalization of the Company. The Company decreased the par value of its stock from $20.00 to $10.00 per share. This decrease in capital was within the rules set by the Securities and Exchange Commission.

REGENCY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	For the years ended December 31,	
	2001	2000
Common Stock	$ 10,000	$ 10,000
Retained earnings, beginning of year	$ 3,239	$ 3,015
Net income	1,196	224
Retained earnings, end of year	$ 4,435	$ 3,239

See notes to financial statements.

REGENCY SECURITIES, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	December 31,	
	2001	2000
Minimum net capital required 6 2/3% of aggregate indebtedness of $4,098 (2001); $1,093 (2000).	$ 273	$ 73
Minimum dollar net capital requirement of broker-dealer	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital $14,435 - $5,000 (2001); $13,177 - $5,000 (2000)	$ 9,435	$ 8,177

See notes to financial statements.

REGENCY SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31,	
	2001	2000
Total ownership equity	$ 14,435	$ 13,239
Less non-allowable assets	(43)	(62)
Total capital	14,392	13,177
Net capital before haircuts on securities positions	14,392	13,177
Net capital	$ 14,392	$ 13,177

See notes to financial statements.

REGENCY SECURITIES, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL

	December 31,	
	2001	2000
Net capital per FOCUS part IIA report	$ 14,435	$ 13,239
Less:		
Interest receivable	(43)	(62)
Net capital reported under Rule 15c3-1	$ 14,392	$ 13,177

See notes to financial statements.